August 1, 2007
VIA EDGAR TRANSMISSION
Corresp
Heather Clark
Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	CKX, Inc. Form 10-K for the year ended December 31, 2006 Filed March 1, 2007 File No. 000-17436
We re-transmit our July 18, 2007 filing with the Securities and Exchange Commission (“the Commission”) to include information inadvertently cut-off from the prior filing due to a printer error.
Annual Report on Form 10-K for the year ended December 31, 2006
Notes to consolidated financial statements, page 61
Note 2. Summary of Significant Accounting Policies, page 61
Principles of Consolidation, page 61
1.	We note your response to our prior comment 2 and require further information. It is unclear from your response why funding start-up costs and future projects makes the company the primary beneficiary of these entities given that paragraph 14 of FIN 46R defines a primary beneficiary as one that will “absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.” Please tell us to what extent you expect you to absorb such losses or receive returns and how that may differ from your ownership percentages. Your response should include the percentages of the entities owned by other parties, whether or not those parties are related and their share of the risk of losses and returns of the entities consolidated by you. Please also discuss the decision-making responsibilities of CKX and other equity holders with regard to these entities. We may have further comment upon reviewing your response.
     In July 2006, the Company formed and obtained a 50% interest in 1966 Entertainment Limited to pursue business in the sports market. In September 2006, the Company formed and obtained a 50% interest in 19 RM Limited to pursue business in the fashion market. Both entities operate within the Company’s existing business model of generating sponsorship, merchandising and marketing revenues.
     For the year ended December 31, 2006, both entities were immaterial to the Company, as one entity generated $0.2 million in revenue (0.1% of the Company’s total revenues) while the other entity had no revenue. Each entity had a pre-tax loss of $0.2 million and $0.1 million, respectively, compared to the Company’s pre-tax income of $16.8 million. As of December 31, 2006, the entities had combined assets of $0.1 million of the Company’s total assets of $475 million. The Company therefore did not disclose these entities in the financial statements or Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). The formation of these entities was disclosed in Item 1, Business, because each entity represents a potential future strategic direction for the Company.
     Neither entity had significant liquid assets upon formation. The Company and the other shareholders adopted business plans for these entities which are expected to result in net losses for a period of time before the businesses become profitable. The Company funded 100% of the losses generated by each entity in 2006 and expects to continue to fund during the start-up phase. In the future, the Company is entitled to preferential distributions from each entity until our funding of the entity is fully repaid. Therefore, in accordance with Financial Accounting Standards Board Interpretation 46R, Consolidation of Variable Interest Entities (FIN 46R), we believe that it was appropriate for the Company to consolidate these operations, and recognize 100% of cumulative losses, because due to the funding by the Company and the preferential distributions, the Company does absorb a majority of the entity’s losses and we have variable interests that will absorb a majority of the entities’ expected losses. Once the Company collects its outstanding loans, profit distributions will be split evenly between the Company and the other 50% shareholders.
     Each entity is owned 50% by other parties, primarily one individual, neither of whom is a related party to the Company, as defined in paragraph 16 of FIN 46. In each case, all major operating decisions require the unanimous approval of a two member managing board; the Company appoints one member to the managing board of each entity and the other 50% holder appoints the other. However, the Company has sole approval on funding decisions.
     The Company expects to provide funding to each entity until: a) the entity becomes profitable and can finance its own operations and growth plans; b) the entity obtains outside borrowings or additional equity financing; or c) the entity should cease operations. Should either trigger events a) or b) occur or become likely of occurring or when and if these entities’ activities raise to a more material level in comparison to the consolidated Company, the Company will re-evaluate its designation as the primary beneficiary under FIN 46R. The Company will reconsider if the entities are variable interest entities or if the Company is the primary beneficiary as described in paragraph 7 and 15, respectively, of FIN 46R if a re-consideration event occurs. As well, the Company will consider whether the current activities within these entities is material enough to warrant continued disclosure within the Business section of our future filings.
     For the three months ended March 31, 2007, both entities continued to be immaterial to the Company as one entity had revenue of $0.2 million (0.3% of the Company’s total revenue); while the other entity had no revenue. One entity had a pre-tax loss of $0.3 million while the other was break-even compared to the Company’s pre-tax income of $8.0 million. At March 31, 2007, the entities’ assets were $0.4 million of the Company’s total assets of $473.0 million.
     We hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the staff have any questions or comments concerning this filing, please do not hesitate to contact the undersigned at (212) 407-9155.

Very truly yours,
/s/ Thomas P. Benson
Name:	Thomas P. Benson
Title:	Chief Financial Officer, Executive Vice President and Treasurer